Exhibit (d)(5)

Schedule A

List of Funds

●	Innovator IBD® 50 ETF
●	Innovator IBD® ETF Leaders ETF
●	Innovator Loup Frontier Tech ETF
●	Innovator IBD® Breakout Opportunities ETF
●	Innovator S&P Investment Grade Preferred ETF
●	Innovator Laddered Allocation Buffer ETF
●	Innovator Laddered Allocation Power Buffer ETF
●	Innovator Laddered Allocation Ultra Buffer ETF
●	Innovator Gradient Tactical Rotation Strategy ETF